

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2018

Amina Odidi
President, Chief Operating Officer and Director
Intellipharmaceutics International Inc.
30 Worcester Road
Toronto, Ontario
Canada, M9W 5X2

>**Re: Intellipharmaceutics International Inc.**
>**Registration Statement on Form F-1**
>**Filed July 19, 2018**
>**File No. 333-226239**

Dear Dr. Odidi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Brian North, Esq.